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02019734

ITED STATES
EXCHANGE COMMISSION
igton, D.C. 20549

SEC FILE NUMBER

8- 34480

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2001___ AND ENDING ___December 31, 2001___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6935 Wisconsin Avenue, Suite 510

(No. and Street)

RECEIVED

Chevy Chase,   Maryland   20815

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     Thomas J. Murray   301-657-3118

                                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Goodman & Company

(Name — if individual, state last, first, middle name)

1430 Spring Hill Road, Suite 300   McLean, Virginia   22102

(Address)   (City)   (State)   Zip Code

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 0 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Uf 3-19-02

OATH OR AFFIRMATION

I, _____Thomas J. Murray_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____TJM Securities, Inc._____, as of

_____December 31,_____, 19 2001___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____   _____
                                                                          Signature

                                                                _____
                                                                          President
_____   Title
              Notary Public

                                        Steven Anthony
                                Notary Public, State of Maryland
                                My Commission Expires August 13, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
YEAR ENDED
December 31, 2001

TJM SECURITIES, INC.

Goodman & Company, L.L.P.
There's power in our numbers.

CPAs / Consulting / Financial Advisors / Information Technology

TJM SECURITIES, INC.

CONTENTS

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
TJM Securities, Inc.

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of *TJM Securities, Inc.,* (the "Company") as of December 31, 2001, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

These financial statements are presented in the format pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 thereunder.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *TJM Securities, Inc.* as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman + Company

McLean, Virginia
January 29, 2002

1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | TJM Securities, Inc. | N 3 | | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __December 31, 2001__ | 99 |
SEC FILE NO. __8-34480__ | 98 |

ASSETS

Consolidated [ ] | 198 |
Unconsolidated [ ] | 199 |

		Allowable		Non-Allowable		Total	
1.	Cash	$ 159,258	200			$ 159,258	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	$ 19,104	295				
	B. Other		300	$ 94	550	19,198	810
3.	Receivables from non-customers		355		600		830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $		150				
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	4,962	680	4,962	920
11.	Other assets		535	3,975	735	3,975	930
12.	TOTAL ASSETS	$ 178,362	540	$ 9,031	740	$ -187,393	940

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	TJM Securities, Inc.	as of December 31, 2001

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
13. Bank loans payable................... $	1045	$ 1255	$ 1470
14. Payable to brokers or dealers:			
A. Clearance account...................	1114	1315	1560
B. Other.........................	1115	1305	1540
15. Payable to non-customers...............	1155	1355	1610
16. Securities sold not yet purchased, at market value...................		1360	1620
17. Accounts payable, accrued liabilities, expenses and other.................	63,841 1205	1385	63,841 1685
18. Notes and mortgages payable:			
A. Unsecured......................	1210		1690
B. Secured.......................	1211	1390	1700
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:.................		1400	1710
1. from outsiders $	970		
2. Includes equity subordination (15c3-1 (d)) of .... $	980		
B. Securities borrowings, at market value:.... from outsiders $	990	1410	1720
C. Pursuant to secured demand note collateral agreements:...............		1420	1730
1. from outsiders $	1000		
2. Includes equity subordination (15c3-1 (d)) of .... $	1010		
D. Exchange memberships contributed for use of company, at market value........		1430	1740
E. Accounts and other borrowings not qualified for net capital purposes	1220	1440	1750
20. TOTAL LIABILITIES............ $	63,841 1230	$ 1450	$ 63,841 1760

Ownership Equity

	Total
21. Sole proprietorship .... $	1770
22. Partnership (limited partners .... $ 1920)	1780
23. Corporation:	
A. Preferred stock	1791
B. Common stock 5,000 shares authorized, .01 par value: 2,500	25 1792
C. Additional paid-in capital ... shares issued and outstanding................	9,975 1793
D. Retained earnings	113,552 1794
E. Total	123,552 1795
F. Less capital stock in treasury.. ( )	1796
24. TOTAL OWNERSHIP EQUITY .... $	123,552 1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $	187,393 1810

OMIT PENNIES

*Brokers or dealers electing the alternative net capital requirement method need not complete these columns.

The accompanying notes are an integral part of these financial statements.

ALTERNATIVE FILERS

3

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   TJM Securities, Inc.

For the period (MMDDYY) from Y̶ 1/1/01 |3932| to 12/31/01 |393

Number of months included in this statement ____12____ |393

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
a. Commissions on transactions in exchange listed equity securities executed on an exchange........................$	124,862	393
b. Commissions on listed option transactions	-0-	393
c. All other securities commissions	58,877	393
d. Total securities commissions	183,739	394

2. Gains or losses on firm securities trading accounts
a. From market making in options on a national securities exchange		394
b. From all other trading		394
c. Total gain (loss)		395
3. Gains or losses on firm securities investment accounts .... | | 395 |
4. Profit (loss) from underwriting and selling groups .... | | 395 |
5. Revenue from sale of investment company shares .... | 55,538 | 397 |
6. Commodities revenue .... | | 399 |
7. Fees for account supervision, investment advisory and administrative services .... | | 397 |
8. Other revenue .... | 118,173 | 399 |
9. Total revenue ....$ | 357,450 | 403 |

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ....$	108,576	412
11. Other employee compensation and benefits	23,842	411
12. Commissions paid to other broker-dealers		414
13. Interest expense		407
a. Includes interest on accounts subject to subordination agreements	4070	
14. Regulatory fees and expenses	5,310	419
15. Other expenses	197,085	410
16. Total expenses ....$	334,813	420

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16).............................$	22,637	421
18. Provision for Federal income taxes (for parent only)		422
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		422
a. After Federal income taxes of	4238	
20. Extraordinary gains (losses)		422
a. After Federal income taxes of	4239	
21. Cumulative effect of changes in accounting principles		422
22. Net income (loss) after Federal income taxes and extraordinary items ....$	22,637	423

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items....................$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   TJM Securities, Inc.

For the period (MMDDYY) from 1/1/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 110,465	4240
A. Net income (loss)		22,637	4250
B. Additions (Includes non-conforming capital of	$ 4262)		4260
C. Deductions (Includes non-conforming capital of Distributions	$ 4272)	(9,550)	4270
2. Balance, end of period (From item 1800)		$ 123,552	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ -0-	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ -0-	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

5

TJM SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

Cash flows from operating activities		
Net income	$	22,637
Adjustments to reconcile to net cash from operating activities:		
Depreciation		1,029
Change in:		
Receivables from non-customers		2,866
Other assets		2,210
Accounts payable, accrued liabilities, expenses and other		(28,847)
Net cash used by operating activities		(105)
Cash flows from financing activities		
Dividend distributions to stockholder		(9,550)
Net decrease in cash		(9,655)
Cash and cash equivalents - beginning of year		168,913
Cash and cash equivalents - end of year	$	159,258

The accompanying notes are an integral part of these financial statements.

TJM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1. Organization And Nature Of Business

TJM Securities, Inc., (the "Company") is a securities broker-dealer operating on a fully disclosed basis with RBC Dain Rauscher, Inc. The Company's clients are located mainly within the Washington, DC metropolitan area.

2. Summary Of Significant Accounting Policies

Basis of Presentation

The financial statements are presented in the format as required by S.E.C. Rule 17a-5.

Income Taxes

The Company's stockholder has elected S corporation status. In lieu of corporate income taxes, the stockholder of an S corporation is taxed on the Company's taxable income.

Property, Furniture and Equipment

Property, furniture and equipment are recorded at cost and are being depreciated using an accelerated method over an estimated useful life of five years. Depreciation expense for the year was $1,029.

Retirement Plan

The Company has a 401(k) profit sharing plan. Company contributions are flexible and totaled $1,275 for the year ending December 31, 2001.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

2. Summary Of Significant Accounting Policies (Continued)

Concentration of Credit Risk

The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balance totaled $59,258.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property, Furniture And Equipment

Property, furniture and equipment are carried at cost and consist of the following:

Furniture and equipment	$ 21,918
Less: accumulated depreciation	(16,956)
	$ 4,962

4. Accounts Payable, Accrued Liabilities, Expenses And Other

Accounts payable, accrued liabilities, expenses and other consist of the following significant categories:

Payroll taxes accrued and withheld	$ 49,751
Accrued retirement plan contribution	1,275
Commissions payable	9,365
Due to TMA Insurance	3,450
	$ 63,841

5. Related Party Transactions

The Company shares office space and facilities with other entities owned and operated by the officer/stockholder of the Company. For the year 2001, $42,274 was paid by the Company for its proportionate share of such expenses.

6. Net Capital And Ratio Of Aggregate Indebtedness

As a registered broker-dealer operating on a fully disclosed basis, the Company is subject to S.E.C. Rule 15c3-1(2), as amended, which requires a minimum net capital and limits the maximum ratio of aggregate indebtedness to net capital to 15 to 1. The object of this rule is to require a broker-dealer to constantly maintain sufficient liquid assets to cover its current indebtedness; that is, it prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital as defined under the rule. Pursuant to the rule, the required minimum net capital is $50,000. As of December 31, 2001 the Company's aggregate indebtedness was $63,841 and its net capital was $114,521, yielding a ratio of .56 to 1. The Company's net capital, as defined, exceeds the minimum required net capital of $50,000 by $64,521.

7. Subsequent Event

During February 2002 the primary producer and beneficial owner of the Company transferred his brokerage relationship to another organization in contemplation of the sale of TJM Securities, Inc. to an unrelated third party.

* * * * *

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION REQUIRED BY
S.E.C. RULE 17a-5

The Board of Directors
TJM Securities, Inc.

We have audited the accompanying financial statements of *TJM Securities, Inc.* for the year ended December 31, 2001, and have issued our report thereon dated January 29, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 15 that follow is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman + Company

McLean, Virginia
January 29, 2002

1430 Spring Hill Road, Suite 300, McLean, VA 22102-3000
ph: 703.970.0400   fax: 703.970.0401   www.goodmanco.com
A Member of Associates, Inc.
Members American Institute of Certified Public Accountants

10

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER TJM Securities, Inc.		**as of** December 31, 2001

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition..	$ 123,552	3480
2. Deduct ownership equity not allowable for Net Capital	( )	3490
3. Total ownership equity qualified for Net Capital	123,552	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital..................		3520
B. Other (deductions) or allowable credits (List)..		3525
5. Total capital and allowable subordinated liabilities..	$ 123,552	3530
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 9,031	3540	
B. Secured demand note deficiency.....................................	3590	
C. Commodity futures contracts and spot commodities- proprietary capital charges...	3600	
D. Other deductions and/or charges......................................	3610	(9,031) 3620
7. Other additions and/or allowable credits (List)..		3630
8. Net capital before haircuts on securities positions	$ 114,521	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments .... $	3660	
B. Subordinated securities borrowings..................................	3670	
C. Trading and investment securities:		
1. Exempted securities...	3735	
2. Debt securities	3733	
3. Options	3730	
4. Other securities	3734	
D. Undue Concentration	3650	
E. Other (List)...	3736	( ) 3740
10. Net Capital	$ 114,521	3750

OMIT PENNIES

11

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	TJM Securities, Inc.	**as of** December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 4,256	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000	3760
14.	Excess net capital (line 10 less 13)	$ 64,521	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 108,137	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition.	$ 63,841	3790
17.	Add:		
	A. Drafts for immediate credit . . . . $	3800	
	B. Market value of securities borrowed for which no equivalent value is paid or credited . . . . $	3810	
	C. Other unrecorded amounts (List) . . . . $	3820	$ 3830
19.	Total aggregate indebtedness	$ 63,841	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	% 56	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditors report on supplementary information

TJM SECURITIES, INC.

**Reconciliation of Net Capital and Aggregate Indebtedness as '
Reported by Respondent to Net Capital and Aggregate Indebtedness
Reported on Audit Report December 31, 2001**

There are no material differences between the respondent's computation of net capital and aggregate indebtedness and the audit report's computation of net capital and aggregate indebtedness.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   TJM Securities, Inc.   **as of** December 31, 2001

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
    which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | 4550

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
        customers" maintained .... | 4560

C. (k) (2)(B)—All customer transactions cleared through another
        broker-dealer on a fully disclosed basis. Name of clearing
        firm ▼ _____ RBC Dain Rauscher Incorporated _____ | 4335 | X | 4570

D. (k) (3)—Exempted by order of the Commission .... | 4580

See independent auditors report on supplementary information

14

TJM Securities, Inc.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

December 31, 2001

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ —0—   4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

See independent auditors report on supplementary information

REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY S.E.C. RULE 17a-5

The Board of Directors
TJM Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of *TJM Securities, Inc.* (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control of activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (S.E.C.), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the S.E.C.'s above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting practices generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the S.E.C. to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based upon our findings during the course of such audit, we are required to comment on any material inadequacies found to exist in the accounting system and internal accounting control. Due to the current size of your operation, it is not possible for you to meet the standards required for adequate internal control. However, our study and evaluation disclosed no condition that we believe to be a material weakness based upon the limited constraints of *TJM Securities, Inc.*

This report is intended solely for the information and use of the Board of Directors, management, the S.E.C., and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company

McLean, Virginia
January 29, 2002